Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the offer and sale of an additional 500,000 shares of common stock, par value $0.001 per share, issuable pursuant to the Procera Networks, Inc. 2007 Equity Incentive Plan (the “2007 Plan”), of our report dated March 15, 2012, with respect to the consolidated balance sheets of Procera Networks, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity and other comprehensive loss, and cash flows for the years ended December 31, 2011, 2010 and 2009, and our report dated March 15, 2012, with respect to the effectiveness of internal control over financial reporting as of December 31, 2011.

/s/ PMB Helin Donovan, LLP

Austin, Texas

August 9, 2013